UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.

[ ] Form 3 Holdings Reported

[ ] Form 4 Transactions Reported

1. Name and Address of Reporting Person(s)
   Saadi, Wade E.
   6300 Bridgepoint Parkway
   Building One, Suite 500
   Austin, TX 78730

2. Issuer Name and Ticker or Trading Symbol
   Concero Inc. (CERO)

3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   12/01

5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [X] 10% Owner
   [ ] Officer (give title below) [ ] Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code     Amount        D  Price        End of Year    I
------------------------------------------------------------------------------------------------------------------------------------

Common Stock                                                                                     1,615,385      D  Direct

Table II (PART 1)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code      A                D                Exercisable  Expiration
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Non-Qualified Stock Option     $1.4600         05/23/01       A         20,000                            (1)          05/23/11
(right to buy)
Non-Qualified Stock Option     $1.4600         05/23/01       A         4,000                             (2)          05/23/11
(right to buy)
Non-Qualified Stock Option     $1.9300         01/02/01       A         7,772                             (3)          01/02/11
(right to buy)
Non-Qualified Stock Option     $2.6250                                                                    (4)
(right to buy)
Non-Qualified Stock Option     $3.5000                                                                    (4)
(right to buy)
Non-Qualified Stock Option     $15.9840                                                                   (4)          05/17/10
(right to buy)
Non-Qualified Stock Option     $20.0000                                                                   (4)          01/03/10
(right to buy)
Warrants                       $0.0400                                                                    10/02/96     10/01/06

Table II (PART 2)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                                         Title                          Shares                    End of Year
------------------------------------------------------------------------------------------------------------------------------------

Non-Qualified Stock Option     05/23/01  Common Stock                   20,000                                  D   Direct
(right to buy)
Non-Qualified Stock Option     05/23/01  Common Stock                   4,000                     24,000        D   Direct
(right to buy)
Non-Qualified Stock Option     01/02/01  Common Stock                   7,772                     7,772         D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   17,857                    17,857        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   4,000                     4,000         D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   4,000                     4,000         D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   1,674                     1,674         D   Direct
(right to buy)
Warrants                                 Common Stock                   14,705                    14,705        D   Direct

Explanation of Responses:

(1) The option to purchase 20,000 shares become exercisable in four (4) equal annual installments beginning on  05/23/02.

(2) The option to purchase 4,000 shares becomes exercisable on May 23, 2002.

(3) 7,125 options are currently exercisable.  The remaining 647 options become exercisable on 1/2/02.

(4) All options are currently exercisable.

SIGNATURE OF REPORTING PERSON
/S/ Saadi, Wade E.
DATE:  February 11, 2002